Exhibit 99.2 Public ASML reports EUR 2.6 billion sales at 43.0% gross margin in Q2 Stronger Logic compensates for Memory weakness; 2019 total sales view unchanged ASML 2019 Second-Quarter Results Veldhoven, the Netherlands July 17, 2019

Public Slide 2 July 17, 2019 Agenda • Investor key messages • Business summary • Outlook • Financial statements

Public Slide 3 July 17, 2019 Investor key messages

Public Investor key messages Slide 4 July 17, 2019 • Current macroeconomic environment creates end market volatility resulting in industry uncertainty. Memory customers continue to digest capacity additions in a weaker demand environment while logic customers accelerate ramp of their new leading edge nodes • Long term growth opportunity remains, driven by end markets growth enabled by major innovation in semiconductors • Shrink is a key industry driver supporting innovation and providing long term industry growth • Holistic Lithography enables affordable shrink and therefore delivers compelling value for our customers • DUV, EUV and Application products are highly differentiated solutions that provide unique value drivers for our customers and ASML • EUV will enable continuation of Moore’s Law and will drive long term value for ASML well into the next decade • ASML models an annual revenue opportunity of € 13 billion in 2020 and an annual revenue between € 15 – 24 billion through 2025 • We expect to continue to return significant amounts of cash to our shareholders through a combination of share buybacks and growing dividends

Public Slide 5 July 17, 2019 Business summary

Public Q2 results summary Slide 6 July 17, 2019 • Net sales of € 2,568 million, net systems sales of € 1,851 million, Installed Base Management* sales of € 717 million • Gross margin of 43.0% • Operating margin of 19.2% • Net income as a percentage of net sales of 18.5% • Net bookings of € 2,828 million, including 10 EUV systems * Installed Base Management equals our service and field option sales

Public Net system sales breakdown Slide 7 July 17, 2019 Q2’19 total sales € 1,851 million Q1’19 total sales € 1,689 million

Public Total net sales € million by End-use Slide 8 July 17, 2019 Installed Base Management Logic Memory As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative numbers 2015 - 2017 presented above have not been adjusted to reflect these changes in accounting policy.

Public Litho systems bookings activity by End-use Slide 9 July 17, 2019 Lithography systems Q2’19 total value New Used € 2,828 million Units 50 11 Lithography systems New Used Q1’19 total value Units 32 2 € 1,399 million

Public Capital return to shareholders Slide 10 July 17, 2019 • ASML paid € 884 million in dividend or € 2.10 per ordinary share in Q2 • € 15 million worth of shares has been repurchased in Q2 • Around € 1.3 billion of the 2018/2019 share buyback program remaining Dividend Share buyback 2010 YTD The dividend for a year is paid in the subsequent year Capital return is cumulative share buyback + dividend

Public Slide 11 July 17, 2019 Outlook

Public Q3 Outlook Slide 12 July 17, 2019 • Q3 2019 net sales of around € 3.0 billion, including ◦ 7 EUV systems with a net system sales of around € 750 million ◦ Installed Base Management sales of around € 700 million • Gross margin between 43% and 44% • R&D costs of around € 495 million • SG&A costs of around € 125 million • Estimated annualized effective tax rate of around 9% for 2019

Public Slide 13 July 17, 2019 Financial statements

Public Consolidated statements of operations € million Slide 14 July 17, 2019 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Net sales 2,740 2,776 3,143 2,229 2,568 Gross profit 1,187 1,336 1,393 928 1,105 Gross margin % 43.3 48.1 44.3 41.6 43.0 R&D costs (380) (397) (442) (473) (487) SG&A costs (117) (122) (135) (121) (123) Income from operations 690 817 816 334 495 Operating income as a % of net sales 25.2 29.5 26.0 15.0 19.2 Net income 584 680 788 355 476 Net income as a % of net sales 21.3 24.5 25.1 15.9 18.5 Earnings per share (basic) € 1.37 1.60 1.87 0.84 1.13 Earnings per share (diluted) € 1.37 1.60 1.86 0.84 1.13 Lithography systems sold (units) 1 58 53 64 48 48 Net booking value 2 1,952 2,200 1,587 1,399 2,828 1 Lithography systems do not include metrology and inspection systems. 2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High NA systems). Our Q3 2018 systems net bookings include 1 EUV system shipped in Q4 to collaborative Research Center (imec). This system was not recognized in revenue. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Consolidated statements of cash flows € million Slide 15 July 17, 2019 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Net income 584 680 788 355 476 Net cash provided by (used in) operating activities 754 487 1,646 (481) 100 Net cash provided by (used in) investing activities (57) (239) (383) (342) 208 Net cash provided by (used in) financing activities (845) (366) (353) (48) (896) Net increase (decrease) in cash & cash equivalents (139) (123) 918 (868) (592) Free cash flow 1 619 352 1,442 (714) (41) Cash and cash equivalents and short-term investments 2,980 2,948 4,034 3,275 2,335 1 Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Consolidated balance sheets € million Slide 16 July 17, 2019 Assets Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Cash & cash equivalents and short-term investments 2,980 2,948 4,034 3,275 2,335 Net accounts receivable and finance receivables 1,932 2,794 2,384 2,523 2,664 Contract assets 285 117 96 104 190 Inventories, net 3,217 3,403 3,440 3,765 3,914 Other assets 1,572 1,557 1,579 1,637 1,771 Tax assets 390 303 316 654 647 Equity method investments 979 985 916 934 950 Goodwill 4,542 4,541 4,541 4,541 4,541 Other intangible assets 1,130 1,109 1,104 1,158 1,141 Property, plant and equipment 1,585 1,572 1,589 1,622 1,670 Right-of-use assets 127 129 138 148 211 Total assets 18,739 19,458 20,137 20,361 20,034 Liabilities and shareholders' equity Current liabilities 3,381 3,546 3,792 3,721 3,693 Non-current liabilities 4,536 4,758 4,704 4,674 4,796 Shareholders' equity 10,822 11,154 11,641 11,966 11,545 Total liabilities and shareholders' equity 18,739 19,458 20,137 20,361 20,034 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Forward looking statements Slide 17 July 17, 2019 This document contains statements that are forward-looking, including statements with respect to expected trends, outlook, bookings, financial results and effective tax rate, annual revenue opportunity in 2020 and through 2025 and growth opportunity, expected trends in end markets, products and segments, including memory and logic, expected industry and business environment trends, the expected continuation of Moore’s law and the expectation that EUV will continue to enable Moore’s law and drive long term value for ASML, the expected trends in the technologies ASML uses and is developing and their expected benefits, and the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing dividends. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; changes in exchange and tax rates; available liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase progress and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward- looking statements, whether as a result of new information, future events or otherwise.